NJ TEAMSTERS FOOTBALL CLUB

Entertainment Retail Community Social Impact Sports

Invest in a NYC Area Pro Soccer Club that has a global mindset and visibility.

WWW.NJTEAMSTERSFC.COM BAYONNE NEW JERSEY





We've done a comprehensive study on our business model and since our experience in the amateur and semi-pro arena, the only way to provide an opportunity for soccer players in America, coaches and technical staff to have a pathway to our pro club, a win-win for players & the community.

Alex Geraldino PRESIDENT/GM @ NJ TEAMSTERS FOOTBALL CLUB

Why you may want to support us...

1. Limited opportunity for anyone to own an equity stake in NJ Teamsters Football Club.
2. Our club promote US soccer. NJTFC has a direct path from our elite youth training to our pro team.
3. As an owner, you're not just investing in a home-grown club but a winning club with a global mindset.
4. We have major TV visibility as our club/owners are cast members on "I Quit", a primetime Discovery channel show.
5. We ranked top #5 in leagues UPSL & GSSL; Won UPSL's Atlantic Cup + GSSL Champions Cup.
6. Owners Alex and Sibrena are the 1st Black principal pro soccer owners in USA, make history with us!
7. Some NJ Teamsters FC shares have financial rights, voting privileges, investor and owner perks.
8. We play in Bayonne, New Jersey at Don Ahern Veterans Stadium. A waterfront stadium, 7,000 capacity.

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alex Geraldino

PRESIDENT/GM

I would say my most impressive accomplishment is marrying my wife, Sibrena. She's my best friend, most trusted confidante & she makes things happen!



Sibrena Geraldino

Chief Executive Officer

My family is THE most impressive accomplishment of mine. My latest accomplishments include becoming 1st Black female principal pro soccer owner.



Joost De Wit

Chief Advisor

Owner of TIMT Sport Consultancy / UEFA Assist Expert



Javier Romero

Head Coach

Have been able to provide high quality training and compensation for the inner city soccer players. In addition, helping so many of them to follow their dreams of playing college soccer.



Avi Mittal

Board of Advisors

Sports Entrepreneur of the year 2019 Icon awards



Enoch Showunmi

Board of Advisors

Going from 11th tier in English Soccer to International Soccer in under a year.



Niall Quinn

Board of Advisors

Former Chairman of Sunderland A. F. C

In the news

Downloads

2 INVESTORS ppt.pptx

JOIN OUR STORY

Quickly climbing the U.S Soccer ladder

We proved our talent at the semi-pro level within the United Premier Soccer League & the Garden State Soccer League. Now we, at New Jersey Teamsters FC believe that it is time to make the jump into our first professional season in the National Independent Soccer Association, beginning in the spring season of 2021. We believe that this jump is necessary to showcase the talent pool of our players, coaches and passionate fans. We can't wait for you to join us in supporting, investing and developing our diverse club.



Diversity among the New Jersey Teamsters Football Club

Our beautiful hometown Bayonne, NJ consists of over 70 different nationalities. So there's no surprise that this translates to the pitch, with our players coming from within New Jersey, to all corners of the globe. We believe that this diversity is truly something special and is what makes us a unique and strong club. Because our community is a melting pot of nationalities, we the New Jersey Teamsters Football Club, understand, and believe in creating a diverse soccer club that accepts anyone with the talent to play. It is vitally important for the youth and our community to see our clubs values. Even though as individuals our team is diverse, we are unified in a common goal of representing and giving everything when we train and play for the badge, this town, its people and NEW JERSEY.


NJ Teamsters FC Testimonials 1
Watch later
Share
I didn't need any other sport.

FRANCESCO CAMPO - SICILY, ITALY


NJ Teamsters FC
Watch later
Share
My dad, who's actually the coach

ANDREW ROMERO- JERSEY CITY, NJ


NJ Teamsters FC Testimonial 3
Watch later
Share

ROBERTO CHERNEZ- JERSEY CITY, NJ


NJ Teamsters FC Testimonial 4
Watch later
Share
In fact, I have really good friendships in every place I've gone to.

ROGER CASTILLO- ECUADOR


NJ Teamsters FC Testimonial 2
Watch later
Share
because I had like, a very heavy accent.

MICHAEL CRENTSIL- GHANA

Letter From the Founders

The Underdawgs Story

Greetings to All,
My name is Alexsi "Alex" Geraldino and I am the Founder and President/General Manager of New Jersey Teamsters Football Club (NJTFC), established in February 2017. My wife and partner, Sibrena Stowe-Geraldino, is my Co-Founder and we built our organization without any knowledge of soccer. Neither Sibrena nor I had, at the time, ever kicked a soccer ball or watched a live match. But once we experienced this masterful game, we fell completely in love - head, heart and soul. Through sheer passion and motivation, the professional league, National Independent Soccer Association (NISA), had accepted our application as a men's pro soccer club by February 2020.

I want to tell my story and share why you should invest in NJTFC. As an avid sports enthusiast and former athlete (ex-NFL Europe cornerback player), registered sports agent and U.S.A Boxing Official, learning the plays and soccer business - with Sibrena's 20+ years of entrepreneurship in the entertainment business - our combined experience has afforded us the opportunity to operate successfully, earning Division 4 championships and cups since inception. Be patient, there's more to this story as you'll read below;

Regarding formal education, I earned my Bachelor's of Science at City College of New York, and then a Master's Degree in Business Administration. In 1993, I accepted a position with a United States Government Agency as a Procurement Officer (supply chain experienced), Certified Project Manager and Lean Six Sigma (process improvement trained). I'm also an alumni of Leigh Steinberg's Agent's Academy.

Beginning with her years at North Penn High School Sibrena has been focused on broadcast media, and she later attended Montgomery County College in Blue Bell, Pennsylvania, to receive her certification in Emergency Medical Services (EMT-Licensed) while majoring in communications. In 1996, Mrs. Geraldino moved to New York City and formed Stowe Communications, Inc. Later the savvy businesswoman later re-branded her company to La Chic Media, a full-service media firm.

Together, we have 40-plus years of experience of operations and strategy expertise, in the sports, media and entertainment industries.

Throughout her years as a media buyer, Sibrena placed commercial spots on television and radio for recording artists including Beyonce, Solange, Joe, Erykah Badu, Run-DMC, Cam'Ron, N.O.R.E., Lil Wayne, Cash Money Millionaires, Chico DeBarge, and many more hip hop and pop artists. Publicity was another element offered at her boutique agency, representing Dallas Cowboy Larry Brown, Mike "Scooter" McGruder of the New England Patriots, Philly Eagles' Rodney Pete, DJ Scratch, Mystikal, Petey Pablo, Tupac's Outlawz, and others; Sibrena managed or was apart of the management teams for The Game, Foxy Brown, and Big Gipp. Whether considering films like "Standing In The Shadows of Motown", or recording artists, athletes or notorious personalities, she is the go-to veteran media and marketing executive.

Together, we travel the world. On a trip to Brazil, Sibrena's friends in Rio introduced us to Division 1 pro soccer players, in a social setting. As we discussed futebol, I would explain that I played American football. From there, the conversation often went: "Hey, can you get me into the US to play football?" Then, Sibrena and I would explain, we didn't have any contacts in Brazilian futebol. Before leaving, we told friends that we would look into getting their spouses or friends to America for the game we call soccer.

We departed for Newark International Airport, including a 6-hour layover in Bogota, Colombia. This was the perfect flight for Sibrena and I because we have family friends there that we wanted to visit for a long lunch and chat. We deplaned, met with our family friends Gabe and Lina, went to lunch and began to chat about soccer! By this point, Sibrena and I are noticing signs of soccer floating around in our conversations with everyone, and on the plane. We couldn't get soccer out of our heads either, so we decided to take a deeper look. I always say, “there are no coincidences!”

A few days upon our return to our home in Bayonne, New Jersey, my wife began to research the licensing process for professional soccer agents, which led us to the U.S. Soccer Federation's (USSF) legal department. Sibrena was instructed to contact the office in one year. We weren't aware about the worldwide scandal, which was to come. We waited a year and a half, and still no progress or returned correspondence. To know my wife, is to know that nothing can or will stop her, if there is something that she truly wants. She wanted to make sure I was in position to help our friends in Brazil and I've always wanted to.

In 2016, Sibrena decided to contact United States Soccer Federation President, Sunil Gulati, directly. I won't share how or where, to respect his privacy. But I will say, Sibrena the publicist spoke to Mr. Gulati about me and, within 15 minutes, I became a registered soccer intermediary, which I still am today. In January 2017, I went to my first MLS Draft in Los Angeles, California. While walking through the convention hall, I met the Commissioner of a semi-pro league. We spent some time talking while walking up and down convention aisles looking at products, soccer services and talking to business and club managers and owners. That trip was eye-opening, as I discovered the business of soccer.

Shortly thereafter, I was asked to become a Northeast Commissioner for UPSL, which I declined. Then, I was then asked if I wanted to start a team as a part of the New York conference. Now the ownership of a club idea intrigued me! I'll let my wife continue our story.

Dear Friends,
My name is Sibrena Stowe-Geraldino and I'm a co-founder and Chief Executive Officer of New Jersey Teamsters Football Club (NJTFC), a football organization conceptualized by my husband and partner, Alex Geraldino. I was born in Philadelphia, Pennsylvania, and raised in suburban Philly and Northeast Bronx. I'm a mother and I've been in the performance arts and entertainment field my entire life. As Alex mentioned above, I'm a 20+ year veteran in the hip-hop and pop genres of entertainment.

I too must admit, I knew nothing about soccer. I loved to play field hockey as a youth and my daughter was a lacrosse player, so I expected soccer to be similar in scheme. When Alex became a soccer intermediary, we became quick studies, while searching for the players he could meet at the draft, and potentially represent.

In the meantime, I thought "we" were preparing to live the sports agents life in Miami, near our friends. I imagined morning coffee on my balcony overlooking the Atlantic Ocean in a luxury condo. One day, as I was browsing options shared by a broker, Alex informed me that he used the condo deposit on a soccer club. I was surprised, yet proud of him for taking a chance to do something that he truly loves. Ever since, I've been on board as a partner with Alex to make NJTFC the most professionally-run soccer club, operating in the spirit of excellence and integrity.

From day one, I fell head over heels with the business of soccer. I began to study legendary and currently exceptional players, and began to recognize their style of play. I find the soccer business and stadium operations exciting. When you have a good product like NJTFC, the revenue streams are endless, and this provides more funds for the community. In just three years, we have managed to do what no other professional soccer club in America has managed to do, before playing a single professional match. Nothing was easy for us, but we persevered and overcame a lot of challenges, including diversity. Both our A- and B-squads won championship cups, and our A-squad won a UPSL Atlantic Cup at home (however, we have never received a trophy for the tournament win!) From the first day we "opened for business", we also experienced people trying to take advantage of us, as we were new to things and honest about it.

Luckily, Alex and I believe in generosity and intuitiveness about doing the right thing: helping others reach their highest potential, and striking at the right opportunities, for the right reasons. Our integrity does not allow us to hire coaches who are not in it for the players. Not only do we do what's right for our entire organization, but we contribute to our communities, both locally and abroad. We are patrons of the Don & Arlene Ahern Foundation, the City of Bayonne Recreation Department for Special Needs Youth Sports, as well as Malaika Org in the Democratic Republic of the Congo, and Estrela da Favela in Rio de Janeiro, Brazil.

We are skilled at identifying our weaknesses and making improvements, maintaining a strong foundation from top to bottom. We've grown even stronger by learning the business of soccer from a network of like-minded influencers and professionals abroad, and by enlisting advisors who were themselves professional soccer players and club owners. Our advisory board consists of ex-Sunderland Chairman & former Manchester City striker, Niall Quinn; India Pro Futsal & MMA league founder, Avi Mittal; Joost de Wit, former CEO of Dutch premier club, Eredivisie; and former UK Champions player, Enoch Showunmi.

We quickly cut ties with people who couldn't see or adhere to our vision, and were fortunate to meet Coach Javier Romero, who took a chance on us, and his relationships led us to victories with some of New Jersey's top players. Scouts and coaches began to come to our matches and recruit from our stadium stands and streaming tv. At the end of our 1st semi-pro season, two players made the European Premier Club, and another player committed to a D1 University in New Jersey.

Since then, we've recently hired 2 UEFA-Pro coaches, a youth coach, 2 assistant youth coaches, a media team, a team physiotherapist and 2 strength and conditioning coaches; and continue to lease and operate the entire 7,000 seat with room for expansion to a 10,000 seat facility at the City of Bayonne's Don Ahern Veterans Stadium. Over the years, we've realized that we are that "underdawg club" that some of our colleagues weren't expecting to survive. Instead, we are thriving and are limitless!

I can share with you the countless times I've experienced greed and discrimination before reaching the professional level. I can recount the time when a South Jersey soccer coach told me in order to work with us, he'd need an egregious payment and a split of our stadium sales. The same South Jersey Coach told me his mentor said, "Making bagels is easier than running an amateur club." I told him I couldn't debate that, since I've never made bagels!

Another time early on, I sent a top sports writer in New Jersey, a NJTFC press release about launching Bayonne's "new semi-pro soccer club!" I was so excited when the writer replied and offered us an interview.

I suspect the writer who showed up did not expect to meet with people who looked like me and Alex. I say that because when the reporter entered the restaurant on the day-of, I recognized him and waved him over to come to us. He smiled and waved, as if he knew me, and continued to look around for what I guess the location of the soccer club owners. When the gentleman reporter finally realized we were his subjects, he came over to our table and sat down to begin the interview. After 10 minutes of questioning, he stood up and declared, "I don't believe you! I'm not recording anymore because this interview is a waste of my time!"

I can handle it. I'm a veteran publicist and I've seen it all, but for Alex, it's safe to say he was traumatized for at least a week! Needless to say he's grown tough skin and we don't let incidents like this deter us. We have short- and long-term goals that include expansion, and are in the discovery phase of a professional women's team and our very own in-door/out-door facility.

Doing what's natural as a media professional, I looked for a reality show that would fit our soccer club. I knew we needed to brand NJTFC's name globally, especially while we had the attention of soccer influencers throughout Europe and Asia. My only other option was to create a show and sell it. I was determined to try anything to gain us the inclusion and global we needed. I found a show that was looking for entrepreneurs and start-ups, and although our business was not the traditional model the casting directors were seeking, we must've been interesting enough during our "audition" to receive an offer. New Jersey Teamsters Football Club (known as "NJ Soccer Team") owners, Alex and Sibrena Geraldino, are now cast on "I Quit" a Discovery Channel docu-series that premiered August 2020 and currently airs Saturday's at 10pm ET. Described by Discovery, "entrepreneurs from six businesses risk it all when they give up their steady 9-to-5 jobs to follow their passions in a life-changing journey that begins with the words "I QUIT". This project has been over a year and a half in the making, and now we are finally here, pleased to be provided with a platform by one of the biggest television network in the world.

Thankfully, we've had the full support from the City of Bayonne, from which we lease Don Ahern Veterans Stadium, and Mayor Jimmy Davis. All of our local elected officials, Hudson County officials and the Department of Travel & Tourism have also been supportive of our endeavors. As a semi-pro team, our fans traveled from all over New Jersey, North Carolina, Pennsylvania, Maryland and New York. We pride ourselves with giving fans a fun and happy experience. Our ball boys and girls come from youth clubs throughout New Jersey and not only do they hustle for the ball from the sideline, but they also play during half-time. We love to give away gifts, merchandise, sweets and treats, to thank them for their loyalty. We also hire volunteers, players and qualified people from the community.

We have an amazing paid and hands-on internship program for eligible college students. Interns work in the front office and on the pitch as technical staff or as assistant to the general manager. We have a very capable team who are as enthusiastic about making a mark in U.S. soccer history, as we are!

We were supposed to fail numerous times, but still we rise. If you were to put your money somewhere, I'd invest in New Jersey Teamsters Football Club. Get ownership stake with a club that's making history. Alex and I are the first Black majority owners of a American professional soccer club and Sibrena is the first Black female principal owner of a professional soccer club in America, arguably globally. We have many more accomplishments to achieve! Take a chance on us, you won't regret it!

We call ourselves Change Agents: we want to change how people see American soccer, change how Americans see soccer, and to promote and preserve American soccer. We are New Jersey Teamsters Football Club, a community club with global views. Our motto is "Stand Ready To Strike!"

Investor Q&A

– COLLAPSE ALL

What does your company do?

NJ Teamsters FC is a men's pro soccer club. We play in National Independent Soccer Association (NISA), entering a new era of growth. We invite you to invest in our future by owning part of the club. By selling equity shares, we're expanding our commitment to New Jersey & our fans. In 3-yrs, we grew from semi-pro to pro, offering a pathway to our pro. We are change agents in American soccer by creating a sustainable model that's better for players in our communities.

Where will your company be in 5 years?

Our goal has always been to establish a community-based club that will be around for 100 years, like Premier soccer clubs around the world! With the experience gained over the last couple of seasons, we've established our place in the landscape of American soccer and are moving up, to the next level. We are adding professional players and playing a longer season in NISA. In addition, we will be adding a professional women's team.

Why did you choose this idea?

We've done a comprehensive study on our business model and since our experience in the amateur and semi-pro arena, the only way to provide an opportunity for soccer players in America, coaches and technical staff to have a pathway to our pro club, a win-win for players & the community.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

FOMO? Don't worry! You have the opportunity to invest in pro soccer club! A sport that's no#1 around the globe, and you could be an owner! NJ Teamsters FC will continue to develop professional soccer players and coaches; For those who aspire to work within the global market, to compete on the the pitch and off the pitch including, sustainability and quality soccer and stadium operations.

What is your proudest accomplishment?

We won the UPSL 2019 Atlantic Cup at our home, Don Ahern Veterans Stadium in Bayonne, NJ. Although we won the cup, we were never presented with the actual cup. We felt robbed but, our players remained professionals and graciously accepted the win, without receiving our trophy! We are that underdog team that wasn't expected to pass our 1st year. No one believed in us but, a few players who took a chance on us because of their relationship with our Head Coach, Javier Romero. During our inaugural year, we ranked Top #5 in our conference. Another win is that our Reserve team won the Garden State Soccer League 2019 Champions Cup and broke league records for wins at home and away! Now we are cast on a Discovery Channel docu-series, "I Quit" which airs during primetime, on Saturdays at 10pm ET!

How far along are you? What's your biggest obstacle?

So far, we have our 6-year valuation and passed tedious process to become a pro club. We've accomplished the goal of making history as the first Black American principal owners of a professional soccer club in the U.S. Our biggest obstacle is to raise capital for 3-years fo operating costs. We're also pitching new potential global sponsors and partnerships.

Who are your competitors? Who is the biggest threat?

Our biggest competition is from across the New York Harbor, a team that has heritage in United States Soccer history. That team would be none other than, the New York Cosmos! NY Cosmos was founded in 1970, a New York based professional soccer team before moving to East Ruthersford, New Jersey. They competed in the North American Soccer League (NASL) until 1984. NY Cosmos was the home of famous Brazilian forward, Pele. NY Cosmos currently competes in the same league as NJ Teamsters FC, with National Independent Soccer Association (NISA).

What do you understand that your competitors don't?

We understand our front office has to be stronger than our players on the pitch. Players come and go but our front office team is here building our brand from bottom to the top. We also understand that we must be strategic about all of our goals and stand ready to pivot or strike, when the time is right!

How will you make money?

We have several streams of revenue such as Transfer and loaning players, ticketing, e-commerce, season tickets, merchandise, stadium concessions, co-ed youth and adult camps/clinics (virtual camps and in-person), pro combines/showcases, tryout fees, youth academy fees, reserve team fee, stadium parking, sponsorships, partnerships, endorsements and tournaments. We also have an added bonus of being talent on a major tv series on Discovery Channel and other revenue streams for the team speaking includes appearances and speaking engagements.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk would be to not have the community behind us. We are offering the average American soccer fans, and New Jersey residents an opportunity to have ownership in a professional soccer club on the NYC Harbor. A lifetime of supporters in our community and around the globe is our goal and we'll provide incentives via exclusive add-on's, to have ownership with our company.

What do you need the most help with?

We need the most help with capital or credit, readily available to us for a span of minimum 3 years operations costs.

What would you do with the money you raise?

We would use the capital for operational expense for the next 3-years. In addition, we would use the funds to expand our brand, maximizing our exposure for our organization.

Tell us about the founder and why the formation of NJ Teamsters FC?

I'm Alex Geraldino and I'm the Founder, President and General Manager of the NJ Teamsters FC. Born and raised in Manhattan, New York, my professional career in sports started when I was a young athlete, trying to figure out how to play professional American football to eventually playing in the NFL's European Division as a Cornerback. I have a championship ring and am currently a US Soccer Intermediary and sports agent. I also dabbled in amateur boxing as a registerd USA boxing official.

In 2017, I decided to form a soccer team that would be the voice of the soccer community in my region, known as the small club with global reach. After attending a MLS Draft in Los Angeles, I was offered to form a team in my region for a semi-pro/pro development league.

NJ Teamsters FC, located in northern New Jersey, is in the soccer haven known as the cradle of United States soccer. We wanted to play highly competitive soccer, develop players and become soccer advocates for players, coaches and technical staff. Our goals are to win cups and offer pathways for players, technical and front office staffers. We are honored to say our players have been scouted from our stands to premier clubs in Europe and D1 Universities with soccer scholarships. And, we have a Top #5 ranked A-Team, Reserve Team and newly formed elite youth academy, starting with co-ed virtual 5-week youth camps, a new option for U12-U17 players to stay soccer fit and ready to strike, even after the pandemic is over.

Our soccer and educational foundation, 'Friends of NJ Teamsters FC,' has and will continue to contribute to our diverse regional community by sponsoring student scholarship, academic and soccer programs throughout northern New Jersey and in DR Congo and Brazil at NGO's Favela da Estrela in Rio de Janeiro and Malaika Organization, both NGO's.

I am a proud husband to my lovely wife, Sibrena and a bonus dad to Natasha! I asked my wife Sibrena to come onboard as a partner to operate the business since she was a successful 20+ year entrepreneur in the media, marketing and entertainment industry. Turns out, she is a great partner to have, and she knows how to market us to global masses. She's done it for decades!

Our regional community has been our strength and backbone. We have great partnerships with the City of Bayonne, Hudson County, with the State of New Jersey and with local businesses. We are looking forward to becoming the best professional soccer club that the NYC region has to offer and are proud to operate with integrity and in the spirit of excellence!

How has the team grown?

We can honestly say, we've come a long way from 25 fans in the stands to hundreds. Those numbers don't sound impressive, however, NJ Teamsters FC has managed to do something no other professional club in the history of American soccer has ever managed to do! The team has managed to be casted on Discovery Channel show in North America called, "I Quit" that premiered in August 2020, a prestigous TV network & great branding opportunity. We've also managed to grab the attention of hundreds of thousands of viewers from the the Dugout Media platform since our debut in June 2020 with 180k views! So, not only are we on a prime time TV show on a multi-billion dollar network throughout North America but are on major global media channels owned by some of the most famous and profitable soccer clubs in Europe! We're excited to be involved in game-changing initiatives for our club and look forward to seeing how this media attention will look in the shape of gaining more fans when we begin play in our 1st pro season with NISA, coming up 2021 spring season. After all, we are change agents!

What's unique about the way your club operates?

Our club has the benefit of having 2 owners that understand sports from an athlete and agent's standpoint, as well as marketing, stadium operations and operating an entertainment based business. However, both owners were naive to the world of soccer and learned from the bottom up.

NJ Teamsters FC follows the model of the originators of football, the English Premier League and European system in terms of the business ideology, scouting and recruiting players, and are excellent at grabbing the attention of the global market all while breathing and implementing our own business blueprint and methodology.

Together, NJ Teamsters FC's staff and advisors represent a wealth of knowledge in the soccer, entertainment and stadium operations industries. We have a Board of Advisors consisting of reputable soccer chairmen and former professional players such as Niall Quinn, Avi Mittal, Enoch Shownumi and Joost DeWit; all of whom we trust to help steer NJ Teamsters FC in the right direction, within budget and on deadline.

We have an excellent line at the helm of our front office. Alex Geraldino, founder, president and general manager who is a former American football player, a registered US soccer intermediary and club scout as well as his wife Sibrena Stowe Geraldino, a 20+ year veteran in the entertainment industry. Sibrena's represented recording labels, A-list recording artists, film companies, athletes as well as, high profile personalities.

On our technical team, we have 2 UEFA Pro Coaches and a head coach who has played professional soccer and is a licensed-D coach.

Now, we would like to give back to the fans that support us and want to be a shareholders of the community's club.

The American sports landscape is dominated by franchise sports oligarchy that owns franchises and moves them around from place to place depending on what deal they get. NJ Teamsters FC and our league NISA operate in complete contrast to that. We are a community-based club, and has the support of our local and state-wide representatives. Since inception, Mayor Jimmy Davis in the City of Bayonne has been a champion for pro soccer in Bayonne. Thanks to crowdfunding, we can offer our fans ownership.

We've build a reputation on transparency, ethics and from the spirit of excellence. Soccer executives and players love our grassroots approach. Many are asking how they can work with us. We are known for our efficiency from top to bottom and people with a winning mentality want to be apart of what we are building. That's why we think doing crowdfunding and giving people the opportunity to buy into the club is going to be the start of a significant trend.

How many people are attending your games?

At home matches, our average match day attendance last year was almost 200 and not including the ball boys and girls from youth teams throughout New Jersey. It is not uncommon for us to have 2 to 4 youth clubs participating at home matches.

We anticipate that number will increase since we are now a pro club with a major TV docu-series and will host and compete against clubs with heritage like NY Cosmos, Detroit City FC, Chattanooga FC and others. The NJ Teamsters FC vs. NY Cosmos derby will fill the stands!

Don't forget the primetime television series that we are casted on will also boost our visibility, fanbase, attendance, e-commerce and merchandising sales, thanks to the power of television!

Do you own or rent the stadium you use for games?

We lease Don Ahern Veterans Stadium, a 4k seat facility - a peninsula city along the New York Harbor, from the City of Bayonne. Our facility has room to grow for up to 10,000 people.

Previously, we've had an annual agreement with the City of Bayonne. Now, we are renegotiating the best new long-term lease.

Ticket sales are $7 per ticket for ages 6-17, $10 per ticket for adults. We want our working class community to afford a family sporting events. After all, New Jersey is considered a "Blue Collar state".

The NJ Teamsters FC chose to establish a professional soccer team in New Jersey because it is a soccer friendly state containing many soccer schools and aspiring professionals. The market in the state of New Jersey has not become saturated with pro sports franchises. The benefits that this Pro Soccer club will serve the City of Bayonne and Hudson County an abundance of tourism and visitors which can provide an economic revival, and jobs, just to name a few. We are proud of the fact that we've never asked for taxpayer dollars.

Do you have any plans to have your own facility?

We are actively exploring land of minimum 10 acres of land, to build our own state of the art facility. A lot of that size in Hudson County is a scarcity and if available, it's at a premium. A minimum 20,000 seat FIFA-approved stadium is what we want. Stadium operations experience is on our side since we've operated Don Ahern Veterans Stadium beginning in 2017. We have 3 years experience operating at this venue and look forward to launching new initiatives and special events in 2021!

What are the financial overview of the club?

NJ Teamsters FC is a club with exponential growth potential and profitability potential. The club shows no sign of taking a loss on profit into the red over the upcoming years and have a boardroom that is more than capable of supporting the club financially as well as on a performance basis with decades of experience to back them up. The club will be found very attractive for partnership opportunities from both lower level and top tier professional clubs to feed in players as well as for development purposes. The club is also expected to compete in national tournaments as well as look into international growth opportunities in the forms of partnerships, sponsorships, friendies, as well as initiatives to advance the sport globally.

NJ Teamsters FC are also looking to bring other initiatives into the fold such as resource sustainability in creative ways such as using recycled materials for match gear as well as structuring strategic projects around the subject. The club has secured additional rights for its own Reality Docu-Series on a major platform, as well as a complimentary Merchandising deal; the joint venture is expected to be a very profitable benchmark for the club as well as for the media company and will bring a great deal of visibility to the organization. The club is projected to exercise its influence in the areas of major sponsorships, player sponsorships, and major strategic partnerships globally since the move up into the Tier 3 of U.S. Sanctioned Soccer which now allows them to operate as a full professional sports organization with less financial limitations to restrict growth.

What would give you the ability to raise so much more revenue?

Games are revenue events for us, so it's really about getting more games. The way we are doing things is not novel. It's only novel in this country. This is just the way soccer is done in the rest of the world. There are a lot of people who are frustrated with the status quo in American soccer. We've found a lot of those folks will come out of the woodwork to buy our merchandise and buy tickets to our games in support of us.
By opening this up to a crowdfunded raise, we're not counting on purchasers from outside our immediate area, but I do think we'll have a fair number of people that will want to buy shares from outside the area for philosophical purposes or because they think they're supporting the "underdawgs" of soccer.

Which league are you in and how big is it?

We're in the National Independent Soccer Association (NISA), a D3 professional league sanctioned by United States Soccer Federation (USSF). We are scheduled. to play 2021 pro season against clubs like New York Cosmos FC, New Amsterdam FC, Detroit City FC, Chattanooga FC, California United, LA Force, Michigan Stars, etc. NISA is not a franchise driven league, it supports independent operations, share revenue and currently NISA has 14 clubs.

Would you go to the MLS if given the opportunity?

This is getting into the politics of U.S. soccer and the closed system versus the open system, but in order to get an MLS team, you have to write a check for a min of $250 million, and you have to be in one the largest metro areas in the US. MLS would never allow NJ Teamsters FC to play in our community because their team, NY Red Bulls plays at a stadium within miles from us., If you want a team in the USL-2 division you'll play for only 8 weeks and the USL Championship division is minimum $7 million!

I think our target investors are people who believe in what we're doing and how we do it! That potential investor will love the fact that we are the "underdawgs" of lower level soccer who fought a ferocious fight up the latter to division 3, bringing major docu-reality television to our club and league, and we're the team that is determined to making US soccer globally recognized and respected.

If we had the opportunity to go MLS, we would consider it, but what we'd rather see is an open system in the United States. We need a system of promotion and relegation to unleash the competitive forces and waves of investment that will get us there.

Are there any outside factors investors should be aware of?

NJ Teamsters FC has no loans and the organization is fully funded by our owners, Alex and Sibrena Geraldino plus sponsors. The owners of the club work closely with the financial team to remain fiscally responsible, solvent and are debt-free! We're efficient from top to bottom and we owe not one penny to anyone.

We have to give credit to our owners because they are great at negotiating terms that benefit NJ Teamsters FC and sparking up smart partnerships that create win-wins for all.

When you say you're an amateur soccer team, does that mean that you don't pay any of the players? And do you want to move into a place where you are paying them?

Currently, we don't pay the players. Although, this will change and we will begin to pay our players on contracts as early as our 2021 NISA Spring season. This is why crowdfunded is important to our club in helping us build. Our 2021 operational budget for our professional players salary is projected to be a little more than $125,000.

Are you the only soccer team in the area?

There are a couple of D1 college teams and MLS's New York Red Bull that play a few miles away and they're our primary regional competition, even though we play in different leagues. Other pro soccer clubs in our region include NYCFC also in MLS, New York Cosmos, and New Amsterdam both in NISA.

How do you build a great team that fans are going to want to follow?

If you have a great environment, passionate fans, and good branding, then you really don't have to win a ton of games for people to show up and have fun. They will come for the love of that team and the experience. That being said, we have an overwhelmingly winning record from prior leagues, and we certainly want to win in our new adventure, but we have never relied on winning to put people in the stands.

What are you afraid of?

We are somewhat worried about recent COVID Pandemic. The pandemic has created an unstable economic situation where we have a level of uncertainty. We're grateful that as a pro team, we can train and play matches and we have global television presence to help us continue to promote the club, our brand, sell merchandise and allow us to be okay with pivoting to remain relevent and solvent. It's actually an amazing experience and time to learn how to get creative, and stay financially stable during hard times.

Why are you particularly qualified to run a soccer team?

Having general business experience as an entrepreneur is definately helpful. We've done more over the course of the last 3 years than many clubs have done in a decade. It has been pretty extraordinary, and we have learned a tremendous amount from that experience. We've also gotten a fair amount of international attention.
We've learned a lot. We were a startup in 2017. Sibrena Geraldino is an entrepreneur and have owned and started quite a few successful businesses. Alex Geraldino, owner, brings a lot of varied background and experience to the project, and we know how to do it. Our track record is fairly extensive and speaks for itself.

Sibrena overseas the operations of the businesss and the non-profit arm while Alex is uniquely skilled at being the general manager and scouting talented technical staff to implement his goals. Our board of advisors has proved to be an added benefit and Head Coach Javier Romero is great at scouting players and winning matches!

Paint us a picture of how you see America's overall excitement for watching sports and particularly soccer, and how do you think that will evolve in coming years?

Interest in baseball is waning among youth. We all know about the concussion issues with the NFL. The future belongs to soccer, but it's actually the stagnancy of the MLS/USL model that's holding soccer back. If soccer had an open system and more teams were able to render the depth of engagement that our fans have, soccer would be there a lot faster. That also has an impact on the success of the national team. An open system creates an investment dynamism that just can't be simulated in a closed system.
We have the World Cup coming here in 2026. We have huge buildup time for where the world's attention will be on U.S. soccer. The majority of the games will be played in the United States. It will be another huge opportunity for us to further champion our cause of an open system here. It would be phenomenal if we can have it up and running and show that it's gaining momentum and the buildup to that.

How does COVID-19 and climate crisis affect the team's bottom line.

The COVID-19 situation of 2020 revealed to a large extent how vulnerable the sports sector, and the football industry by extension, is to significant global crises. In most clubs in the US, the 2019/20 football season was postponed for several months (and ended in some instances). During COVID we started virtual youth training camps instead of on the pitch training. The climate crisis poses similar – and even more pronounced – threats to the game. Extreme weather events associated with climate change are having a hugely negative impact on professional and grassroots football. Studies have indicated that grassroots clubs are losing, on average, five weeks of the season per year because of bad weather. We've learned to get creative during and thankfully, the club is doing well.